Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.Date, Time and Place: October 28, 2021, at 2:00 p.m, by an exclusively digital meeting, pursuant to item 6.4 of the Internal Rules of Suzano’s (“Company”) Board of Directors.

2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The Officers of the Company, Gabriella Moll and Stefan Tasoko also participated in the meeting.
3.
4.Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mr. Stefan Tasoko acted as secretary.

5.Agenda: Authorize the execution of the Project Cerrado, which consists of the construction of a new pulp production plant in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul (“Project Cerrado”), considering the implementation of the conditions resolved in the Board of Directors’ Meeting of May 12, 2021.

6.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.Resolutions: After analyzing and discussing the matter on the agenda, the Board of Directors present at the Meeting unanimously and without reservations, resolved:

6.1.Consign the fulfillment of the necessary conditions for the execution of the investments related to the Project Cerrado, as provided at the Board of Directors Meeting held on May 12, 2021, which consist: (i) the Company's commitment to financial discipline, maintaining compliance with the parameters established in Suzano's Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project Cerrado.

6.2.Approve the Project Cerrado, in a definitively manner, and authorize the Company's Executive Board of Officers to perform any and all acts and sign any and all necessary documents for the execution of the resolution approved herein.

(continued from the Board of Directors Meeting of Suzano S.A., held on October 28, 2021 at 2:00 p.m)

8.Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, October 28, 2021.

__________________________ David Feffer Chairman of this Meeting and Chairman of the Board of Directors	__________________________ Stefan Tasoko Secretary of this Meeting
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman of the Board of Directors	_____________________________ Daniel Feffer Vice-Chairman of the Board of Directors
_____________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Nildemar Secches Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Calvo Galindo Director
_____________________________ Rodrigo Kede de Freitas Lima Director	_____________________________ Paulo Rogerio Caffarelli Director

_____________________________

Hélio Lima Magalhães

Director